Exhibit 99.(g)(4)

[Harris Associates Investment Trust Letterhead]

___________, 2006

Investors Bank & Trust Company

200 Clarendon Street

P.O. Box 9130

Boston, Massachusetts  02117-9130

Ladies and Gentlemen:

This is to advise you that Harris Associates Investment Trust (the “Trust”) has established a new series of shares to be known as The Oakmark Global Select Fund. In accordance with the Additional Portfolios/Series provision of the Custodian Agreement dated April 1, 2002, as amended October 21, 2004, between the Trust and Investors Bank & Trust Company, the Trust hereby requests that you act as Custodian for the new series under the terms of the respective contract.

Please indicate your acceptance of the foregoing by executing three copies of this Letter Agreement, returning two to the Trust and retaining one copy for your records.

HARRIS ASSOCIATES INVESTMENT TRUST

By:
Name:
Title:

Agreed to this ____ day of ______________, 2006.

INVESTORS BANK & TRUST COMPANY

By:
Name:
Title: